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                 The Guardian Life Insurance Company of America
                                7 Hanover Square
                               New York, NY 10004




November 15, 2005



VIA EDGAR

Mr. Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0505

     RE:  THE PARK AVENUE PORTFOLIO (FILE NOS. 33-23966; 811-5641)

Dear Mr. Sandoe:

     This letter is in response the comments you relayed to me in our telephone conversation of November 2, 2005, with respect to the post-effective amendment to the registration statement of The Park Avenue Portfolio (the "Portfolio") filed with the Commission on Form N-1A on September 16, 2005 (the "Amendment"). Each series of the Portfolio is referred to herein as a "Fund." This letter sets forth each comment and our response.

PROSPECTUS (Part A)

THE GUARDIAN UBS LARGE CAP VALUE FUND
THE GUARDIAN UBS SMALL CAP VALUE FUND

     1. Comment: With respect to The Guardian UBS Large Cap Value Fund, it is the staff's position that companies that currently have the lowest market capitalization within the Russell 1000 Value Index do not meet the definition of large market capitalization. Please revise the definition of what the Fund considers a large cap company.

          Response: In response to this comment, the first five sentences under the heading "The Fund's principal investment strategies" have been deleted and replaced by the following disclosure: "Under normal circumstances, the Fund invests at least 80% of its net assets, including any borrowings for investment purposes, in equity securities of U.S. large capitalization companies. The Fund defines large capitalization companies as those with a market capitalization of at least $3 billion. The Fund may invest up to 20% of its net assets in companies that have market capitalizations within the range of the Russell 1000 Value Index but are below $3 billion in market capitalization. As of October 31, 2005, the market capitalization of companies in the Russell 1000 Value Index ranged between approximately $658 million and $360 billion."

     2. Comment: With respect to each of The Guardian UBS Large Cap Value Fund and The Guardian UBS Small Cap Value Fund, please put into plain English the following sentence, which appears at the end of the first full paragraph: "The Fund's portfolio is constructed by focusing on those stocks that rank in the top 20% of the valuation output."

          Response: The disclosure has been revised in response to this comment as follows: "In selecting investments for the Fund, the investment adviser focuses on those stocks that rank in the top 20% of the universe of stocks the investment adviser believes are attractively valued."

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THE GUARDIAN PARK AVENUE SMALL CAP FUND

     3. Comment: With respect to The Guardian Park Avenue Small Cap Fund, it is the staff's position that companies that currently have the lowest market capitalization within the Russell 2000 Index do not meet the definition of large market capitalization. Please revise the definition of what the Fund considers a large cap company.

          Response: In response to this comment, the first five sentences under the heading "The Fund's principal investment strategies" have been deleted and replaced by the following disclosure: "Under normal circumstances, the Fund invests at least 80% of its net assets, including any borrowings for investment purposes, in equity securities of small capitalization companies. The Fund defines small capitalization companies as those with a market capitalization of $3 billion or below. The Fund may invest up to 20% of its net assets in companies that have market capitalizations within the range of the Russell 2000 Index but are above $3 billion in market capitalization. As of October 31, the market capitalization of companies in the Russell 2000 Index ranged between approximately $37 million and $3.69 billion.

THE GUARDIAN BAILLIE GIFFORD INTERNATIONAL GROWTH FUND
THE GUARDIAN BAILLIE GIFFORD EMERGING MARKETS FUND

     4. Comment: With respect to each of The Guardian Baillie Gifford International Growth Fund and The Guardian Baillie Gifford Emerging Markets Fund, please delete the second sentence of the investment objective, which states: "Income is not a specific objective, although it is anticipated that growth of capital will be accompanied by dividend income, which may vary depending on factors such as the location of the investments" because it is negative disclosure.

          Response: In response to this comment, we have deleted the words "Income is not a specific objective, although". The resulting sentence is "It is anticipated that growth of capital will be accompanied by dividend income, which may vary depending on factors such as the location of the investments." We believe this sentence is helpful to an investor because it provides the information that the Fund may also receive dividend income.

     5. Comment: For each Fund, describe forward foreign currency contracts in the principal investment strategies section of the prospectus.

          Response: The following disclosure has been added to the principal investment strategies section of each Fund's prospectus as follows: "A forward foreign currency exchange contract is an agreement to purchase or sell a specific currency at a specified future date and price agreed to by the parties at the time of entering into the contract. The Fund will purchase such contracts only as an attempt to hedge against changes in currency exchange rates affecting the values of securities which the Fund holds or intends to purchase."

THE GUARDIAN TAX-EXEMPT FUND

     6. Comment: In the 80% investment policy of The Guardian Tax-Exempt Fund, please state that the calculation of the Fund's net assets includes borrowings for investment purposes.

          Response: A proposal to revise the Fund's existing fundamental policy regarding its investments in tax-exempt municipal obligations has been submitted to shareholders for approval at the Fund's November 15, 2005 shareholder meeting. If the proposal is approved by shareholders, the disclosure will state: "Under normal circumstances at least 80% of the value of the Fund's net assets will be invested in a diversified portfolio of tax-exempt municipal obligations. This is a fundamental policy that cannot be changed without shareholder approval." Immediately following those two sentences, further disclosure has been added in response to this comment as follows: "For purposes of the fundamental policy stated above, the Fund will include borrowings for investment purposes when it calculates its net assets."

     7. Comment: With respect to The Guardian Tax-Exempt Fund, please disclose the dollar weighted average maturity as of a recent date.

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          Response: The requested disclosure has been added in response to this comment, as follows: "The Fund's dollar weighted average maturity as of September 30, 2005 was 12.35 years."

THE GUARDIAN INVESTMENT QUALITY BOND FUND

     8. Comment: Please disclose that the Fund's intermediate duration is 3 to 10 years.

          Response: The applicable disclosure has been revised in response to this comment.

THE GUARDIAN HIGH YIELD BOND FUND

     9. Comment: In the Fund's principal investment strategies, limit the 80% investment policy to investments in bonds, and delete the reference to "other debt securities."

          Response: The disclosure has been revised in response to this comment as follows: "Under normal circumstances, at least 80% of the value of the Fund's net assets, including any borrowings for investment purposes, is invested in bonds that, at the time of purchase, are rated below investment grade by nationally recognized statistical ratings organizations or are unrated."

     10. Comment: Please disclose why duration and maturity are not considerations of the Fund, or else revise the disclosure.

          Response: In response to this comment, the last sentence of the second full paragraph under the Fund's principal investment strategies section has been revised as follows: "The investment adviser considers duration and maturity in selecting bonds for the Fund's portfolio; however, these factors are a lesser consideration than credit and yield considerations, due to the nature of the high yield securities in which the Fund invests."

RISKS AND SPECIAL INVESTMENT TECHNIQUES

     11. Comment: The proposed disclosure regarding a Fund's investments in credit derivatives states in part that a Fund may invest in these securities "...(ii) to invest a Fund's cash position on a short term basis in securities that are expected to perform in accordance with the fixed income markets generally or (iii) for hedging purposes. They may not be used for speculation." The language in (ii) suggests that they may be used for speculation. Explain why that is not the case.

          Response: The Funds do not intend to invest in credit derivatives for speculative purposes. The applicable disclosure has been revised in response to this comment as follows:

               "The Funds may use these investments (i) as alternatives to direct investment in a particular security or (ii) to adjust a Fund's asset allocation or risk exposure to the corporate credit sector of the fixed income market or (iii) for hedging purposes. They may not be used for speculation."

     12. Comment: Under the heading "Risks and Special Investment Techniques," describe the Funds' investments in privatizations in the risk/return summary of the prospectus.

          Response: After consulting with the Funds' sub-adviser, Baillie Gifford Overseas Limited, we believe that the disclosure regarding privatizations once had historical significance, but is no longer relevant to either Fund's investment strategy. Therefore, the disclosure has been deleted.

PORTFOLIO MANAGERS

     13. Comment: Under the heading "Fund Management - Portfolio Managers," please respond to the following comments:

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          (a)  clarify the titles/job responsibilities of Matthew Ziehl and John
               Leonard during each manager's tenure, respectively, at Guardian Life and UBS Global AM;

          (b) confirm that Robin Menzies and Edward Hocknell are portfolio managers; and

          (c) describe the respective roles of Howard Chin and Robert Crimmins (as co-portfolio managers of The Guardian Investment Quality Bond Fund and The Guardian Low Duration Bond Fund) and Jonathan Jankus and Stewart Johnson (as co-portfolio managers of The Guardian Asset Allocation Fund and The Guardian S&P 500 Index Fund).

     Response: The disclosure with respect to (a) and (b) above has been revised in response to this comment.

     (a)  Matthew P. Ziehl

     The prospectus was revised via supplement on July 28, 2005. Thomas G. Sorell and Matthew P. Ziehl are no longer the co-portfolio managers of The Guardian Park Avenue Fund. The information under the heading "Portfolio Managers" with respect to The Guardian Park Avenue Fund was deleted and replaced by the following:

          Manind V. Govil, CFA, is the Fund's portfolio manager, effective August 1, 2005. He also serves as portfolio manager of The Guardian Stock Fund and has been appointed Head of Equity Investments at Guardian Life as of the same date. Prior to joining Guardian Life, from 2001 he was Lead Portfolio Manager -- Large Cap Blend/Core Equity, Co-Head of Equities and Head of Equity Research at Mercantile Capital Advisers ("Mercantile"); prior thereto, he served as Lead Portfolio Manager -- Core Equity, at Mercantile.

     The information under the heading "Portfolio Managers" with respect to The Guardian Park Avenue Small Cap Fund has been deleted and replaced by the following:

          Matthew P. Ziehl, CFA, has been the Fund's portfolio manager since January 2002. He has been a Managing Director of Guardian Life since December 2001. Before joining Guardian Life, Mr. Ziehl was a Team Leader within Salomon Brothers Asset Management, Inc. for small cap growth portfolios since January 2001, and a Co-Portfolio Manager of the Salomon Brothers Small Cap Growth Fund since August 1999.

     John Leonard

     Under the heading "Portfolio Managers" with respect to The Guardian UBS Large Cap Value Fund, the last sentence of the first paragraph with respect to John Leonard has been deleted and replaced by the following:

          Mr. Leonard is a Managing Director of UBS Global AM, has served as its Head of North American Equities for the past five years and as its Deputy Global Head of Equities since 2002.

     (b) Robin Menzies and Edward Hocknell

     The information under the heading "Portfolio Managers" with respect to The Guardian Baillie Gifford International Growth Fund and The Guardian Baillie Gifford Emerging Markets Fund has been deleted and replaced by the following:

          INTERNATIONAL GROWTH FUND
          The International Growth Fund is managed by an investment management team at BG Overseas. R. Robin Menzies is the portfolio manager of the International Growth Fund and has held this role since the Fund's inception in 1993. Mr. Menzies works with the investment teams at BG Overseas, who make the securities selections for the International Growth Fund, and an investment policy committee of the firm which reviews geographical allocations. Mr. Menzies, as coordinator, has responsibility for reviewing the overall composition of the Fund's portfolio to ensure its compliance with its stated investment objective

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          and strategies. Mr. Menzies is a director of BG Overseas and a partner of Baillie Gifford & Co.

          EMERGING MARKETS FUND
          The Emerging Markets Fund is managed by an investment management team at BG Overseas. Edward H. Hocknell is the portfolio manager of the Emerging Markets Fund and has held this role since the Fund's inception in 1997. Mr. Hocknell works with the investment teams at BG Overseas, who make the securities selections for the Emerging Markets Fund, and an investment policy committee of the firm which reviews geographical allocations. Mr. Hocknell, as coordinator, has responsibility for reviewing the overall composition of the Fund's portfolio to ensure its compliance with its stated investment objective and strategies. Mr. Hocknell is a director of BG Overseas and a partner of Baillie Gifford & Co.

     (c) Messrs. Chin and Crimmins and Messrs. Jankus and Johnson have joint responsibility as co-portfolio managers of their respective Funds, with investment management duties shared equally.

EXCESSIVE SHORT-TERM TRADING

     14. Comment: Under the heading "Excessive Short-Term Trading," if applicable please disclose whether there is anything unique about the Guardian Funds that makes them at a higher risk for market timing.

          Response: The Funds do not believe they are at a higher risk for market timing than other mutual funds.

     15. Comment: Clarify in the disclosure whether the Funds' market timing procedures set forth predetermined criteria with respect to the number of trades, periods of time, and size of trades and disclose whether those criteria are uniformly applied to all investors in the Fund. Also clarify whether the Fund retains discretion to permit market timing.

          Response: The applicable disclosure has been revised in response to this comment, and is attached hereto as Exhibit A.


     STATEMENT OF ADDITIONAL INFORMATION (Part B)

     DISCLOSURE OF PORTFOLIO HOLDINGS

     1. Comment: Please revise the disclosure to provide an exhaustive list of third parties that may receive portfolio holdings information.

          Response: The applicable disclosure has been revised in response to this comment.

     2. Comment: If the non-disclosure policies and procedures apply to all arrangements and not just "ongoing" arrangements, please delete "ongoing." Or, if other policies apply with respect to new arrangements, please disclose them.

          Response: The reference to "ongoing" arrangements has been deleted in response to this comment.

     3. Comment: Please describe the policies and procedures with respect to disclosure of portfolio holdings information by employees of Guardian Investor Services LLC.

          Response: The following disclosure has been added in response to this comment:

               "The policies and procedures of GIS provide that employees of GIS have a fiduciary duty not to trade on the basis of material nonpublic information and that they may not disclose any material nonpublic information they possess. Information about portfolio holdings of the

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               Guardian Funds and other clients must be kept strictly
               confidential. With limited exceptions, noted below, such information may not be disclosed to any person outside of Guardian. Portfolio holdings information may be shared with employees strictly on a "need-to-know" basis. Portfolio holdings information may be disclosed to service providers and rating agencies only in accordance with the Fund's policies and procedures with respect to disclosure of such information. Portfolio holdings information may be provided pursuant to regulatory requests or for other legitimate business purposes with the prior approvals of the Chief Compliance Officer. No compensation or other consideration may be received by GIS, its affiliates, or any other party in connection with disclosure of information regarding a Fund's portfolio holdings."

     4. Comment: Please disclose whether there is a time lag for disclosure to parties receiving portfolio holdings information who have a confidentiality agreement with the Funds.

          Response: If a confidentiality agreement is in place, there typically is no time lag for the disclosure of holdings information. The applicable disclosure has been revised in response to this comment.

MATTERS CONSIDERED BY THE BOARD IN APPROVING ADVISORY AGREEMENTS

     5. Comment: In the disclosure regarding the factors considered by the board in approving the continuation of the investment advisory agreements, a discussion must be included for each advisory and sub-advisory contract separately, and the factors must be related to the specific circumstances of each agreement. Please revise the disclosure accordingly.

          Response: Fund reports to shareholders with respect to periods ended on or after March 31, 2005 are required to include the basis for the board's approval of each advisory and sub-advisory agreement. As required, that discussion was included in the Funds' semi-annual report to shareholders for the six months ended June 30, 2005. We understand that the effective date for the amendments to Item 12 of Form N-1A that remove the current Statement of Additional Information ("SAI") disclosure requirement with respect to the board's approval of any existing investment advisory agreement is January 31, 2006; prior to that date, a fund may omit disclosure in its SAI with respect to any board approval of an investment advisory agreement if it has previously provided the required disclosure with respect to that board approval in a shareholder report (Investment Company Act Release No. IC-26486). We are therefore deleting the referenced disclosure from the SAI and including a statement in the prospectus that such discussion is included in the Funds' shareholder report. We will, however, revise the disclosure in response to the Staff's comment with respect to this item in preparation of the Funds' December 31, 2005 annual report to shareholders.

COMPENSATION TABLE

     6. Comment: Under the heading "Trustees and Officers - Compensation Table," please include the interested Trustees in the compensation table even though they are not compensated by the Funds.

          Response: The applicable disclosure has been revised in response to this comment.

PORTFOLIO MANAGERS

     7. Comment: Under the heading "Portfolio Managers - Compensation Structure," please disclose how annual bonuses based on the performance of asset class and/or investment mandate are determined at UBS Global AM.

          Response: In response to this comment, the applicable disclosure has been revised as follows: "Annual bonuses are strictly and rigorously correlated with performance. As such, annual incentives can be highly variable, and are based on three components: 1) the firm's overall business success; 2) the performance of the respective asset class and/or investment mandate; and 3) an individual's specific contribution to the firm's results. UBS Global AM strongly believes that tying bonuses to both long-term (3-year) and shorter-term (1-year) portfolio pre-tax performance closely aligns the investment professionals' interests with those of UBS Global AM's clients. A portion of each portfolio manager's bonus is based on the performance of each Fund the portfolio manager manages as compared to the Fund's broad-based index over a three-year rolling period."
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     8.   Comment: Under the heading "Portfolio Managers - Conflicts of
          Interest," please state whether the trade allocation policies and procedures of Guardian Investor Services LLC are designed to provide for fair treatment.

          Response: Disclosure has been added in response to this comment stating that the trade allocation policies and procedures provide for fair treatment.

REPRESENTATIONS

     The Portfolio acknowledges that SEC staff comments or changes to the disclosure in the registration statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the registration statement. In addition, the Portfolio acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the registration statement. The Portfolio further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     Please do not hesitate to contact me at (212) 598-1297 if you have further questions or comments, or if you require further information.

Sincerely,

/s/ Kathleen M. Moynihan

Kathleen M. Moynihan
Assistant Counsel

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                                    Exhibit A

The first three paragraphs under the heading "Excessive Short-Term Trading - Fund policies and procedures" are deleted and replaced by the following:

The Funds' Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of shares by Fund shareholders. The Funds discourage, and do not knowingly accommodate, excessive short-term trading. The Funds monitor activity in shareholder accounts on a daily basis to determine whether there may be excessive trading. The Funds monitor such activity based upon established parameters that are applied consistently to all shareholders. Such parameters include, but are not limited to, the length of the holding period, the number of exchanges that occur within a specified period of time, the dollar amount of transactions, and/or any combination of the foregoing. The Funds consider the following factors in determining whether excessive trading may be occurring:

     o a redemption of an unusually large size, as predetermined by the Funds, is made within a short period of time, as predetermined by the Funds, after purchase;

     o two or more purchases and redemptions are made within a short period of time, as predetermined by the Funds;

     o a shareholder's transaction history with the Funds suggests a timing pattern or strategy;

     o we reasonably believe that a shareholder has engaged in market timing practices in connection with other mutual funds that are not affiliated with the Funds.

     In addition, the Funds reserve the right to further reject or restrict purchases or exchanges for any reason. If a Fund identifies a shareholder or a financial intermediary as a potential excessive trader, in addition to prohibiting further trading, it may take the following actions:

     o    restrict electronic or telephone transfer privileges;

     o require further transaction requests to be submitted in writing through the U.S. Postal Service only;

     o restrict the dollar amount, number or frequency of future purchases or exchanges;

     o prohibit the shareholder or intermediary from investing in the Funds after the next redemption transaction;

     o refuse to act on instructions of an agent acting on a shareholder's behalf under a power of attorney


     A Fund may take any of the above steps in its sole discretion whether or not the trading activity was detected by the Fund's monitoring procedures.